UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 5, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.       Other Events

Asset Acquisition

Crestridge Meadows Controlled Subsidiary - Lavon, TX

On February 5, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Crestridge Meadows Controlled Subsidiary”) for an initial purchase price of approximately $230,000, which is the initial stated value of our equity interest in a new investment round in the Crestridge Meadows Controlled Subsidiary (the “Crestridge Meadows Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Crestridge Meadows Controlled Subsidiary, for an initial purchase price of approximately $2,074,000 (the “Crestridge Meadows Interval Fund Investment” and, together with the Crestridge Meadows Growth VII eREIT Investment, the “Crestridge Meadows Investment”). The Crestridge Meadows Controlled Subsidiary used the proceeds to acquire ten (10) single family homes in the planned Crestridge Meadows subdivision located in Lavon, TX. We anticipate the Crestridge Meadows Controlled Subsidiary, or one of our affiliates, will purchase up to 98 (ninety eight) homes in the Crestridge Meadows subdivision (the “Crestridge Meadows Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Crestridge Meadows Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Crestridge Meadows Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Crestridge Meadows Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Crestridge Meadows Growth VII eREIT Investment (the “Crestridge Meadows Operative Agreements”), we have authority for the management of the Crestridge Meadows Controlled Subsidiary, including the Crestridge Meadows Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Crestridge Meadows Investment, paid directly by the Crestridge Meadows Controlled Subsidiary.

The total purchase price for the Crestridge Meadows Property is anticipated to be approximately $21,825,000, an average of approximately $222,700 per home. The Crestridge Meadows Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately 10 homes per month, with full delivery of the 98 homes by December 2021.

The Crestridge Meadows Property will have a mix of unit types and floorplans, ranging from 1,426 square foot, 3 bedroom, 2 bath homes to 2,406 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Crestridge Meadows Property.

Dallas serves as the anchor for the North Texas economy and houses the second highest number of Fortune 500 companies among U.S. MSA’s. It is one of the largest and fastest growing cities in the U.S. However, the economy does have above average exposure to cyclical industries, and a combination of new development and relatively affordable housing have placed pressure on occupancy levels throughout the market.

The following table contains underwriting assumptions for the Crestridge Meadows Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Crestridge Meadows Property	7.5%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: February 11, 2021